Exhibit 99.3

IDEX Biometrics ASA Releases

Interim Report for the First Quarter of 2022

Oslo, Norway – 12 May 2022- IDEX Biometrics ASA, a leading provider of advanced fingerprint authentication solutions for payment cards and adjacent applications, today released financial results for the first quarter ending March 31, 2022.

A webcast presentation will be held by Vince Graziani, Chief Executive Officer, at 09:00 CET. The webcast presentation can be viewed at the following link:

https://channel.royalcast.com/landingpage/hegnarmedia/20220512_11/

The interim report and the presentation to be used in the webcast are available on the IDEX Biometrics website:

www.idexbiometrics.com/investors

The interim report is attached to this notice (as .pdf file).

Commercial Update

Recent events are indicative of an accelerating uptake of smart cards incorporating fingerprint authentication enabled by IDEX Biometrics.

During the first quarter of 2022, Rocker AB, a challenger bank based in Stockholm, Sweden, launched a Visa® credit card based on IDEMIA’s F.CODE© platform, which is secured by IDEX’s TrustedBioTM fingerprint authentication module. This is the first commercial deployment of the F.CODE platform with the IDEX solution, and its popularity with Rocker’s customers has exceeded expectations.

Also during the first quarter of 2022, IDEX Biometrics announced three new design wins for the TrustedBio / SLC38 reference design, which was developed with Infineon Technologies AG. Since announcing this reference design in July 2021, IDEX Biometrics has recorded six substantive design wins with smart card manufacturers around the world. These designs are expected to come to market late this year and have the potential to contribute meaningfully to 2023 revenue. As the opportunity pipeline is very promising, the Company also expects additional design wins through 2022.

After the close of the first quarter, in April 2022, IDEMIA announced the launch of a Visa corporate payment card, also based on the F.CODE platform, by manager.one, a collaboration of Banque Wormser Freres and software developer SaGa Corp., both based in Paris, France. The manager.one service is an innovative, online expense management application for businesses.

First Quarter Financial Performance

For the first quarter ended March 31, 2022, the Company recorded consolidated revenue of $989 thousand, a 26% sequential increase and a 58% year-over-year increase.

Gross profit, as a percentage of revenue, was approximately 32% for the first quarter of 2022, compared to approximately 45% for the fourth quarter of 2021. The lower margin for the first quarter of 2022 reflected a shift in mix to a higher volume of lower-margin payment products and higher costs of wafers, assembly services, and certain components.

Net loss for the first quarter of 2022 totaled ($8.1 million), representing a loss per share of ($0.01), in contrast to a net loss of ($7.5 million) for the first quarter of 2021, representing a loss per share of ($0.01), and a net loss of ($10.3 million) for the fourth quarter of 2021, representing a loss per share of ($0.02).

The Company’s cash balance totaled $25.5 million as of March 31, 2022, in contrast to $25.9 million as of March 31, 2021, and $33.8 million as of December 31, 2021.

For further information contact:

Marianne Bøe, Head of Investor Relations

E-mail: marianne.boe@idexbiometrics.com

Tel: + 47 9180 0186

Brett L. Perry, U.S. Investor Relations

E-mail: bperry@sheltongroup.com

Tel: +1 214 272 0070

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a leading provider of fingerprint identification technologies offering simple, secure, and personal authentication for all. We help people make payments, prove their identity, gain access to information, or unlock devices with the touch of a finger. We invent, engineer, and commercialize these secure, yet incredibly user-friendly solutions. Our total addressable market represents a fast growing multi-billion-unit opportunity.

For more information, visit www.idexbiometrics.com

Trademark Statement

The wordmark ‘IDEX’, the trade name TrustedBio, and the IDEX logo are registered trademarks of IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act